Exhibit 15.1

To the Board of Directors and Shareholders of

BEST SPAC I Acquisition Corp.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited condensed financial statements of BEST SPAC I Acquisition Corp. for the three months ended March 31, 2025, as indicated in our report dated May 23, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
May 23, 2025	Certified Public Accountants